Crowd Street

SPONSOR DIRECT LICENSE AGREEMENT

This Sponsor Direct License Agreement ("Agreement") is by and between CrowdStreet, Inc., a Delaware corporation with its principal offices located at 506 SW 6th Avenue, Suite 802, Portland, OR 97204 ("CrowdStreet") and the customer identified below ("Customer").

Customer's complete legal name	The Fair-Haired Dumbbell LLC
State/province/country of formation	Oregon
Address of principal offices	3435 NE 45th Ave., #J, Portland, OR 97213

This Agreement, which is effective as of the date last signed by CrowdStreet or Customer (each a "Party" and together the "Parties"), states the general terms and conditions applicable to the software-as-a-service Subscription Services (defined below) which CrowdStreet will provide to Customer pursuant to the terms herein and a Proposal ("Proposal").

1.

CERTAIN DEFINITIONS.

"Customer Website" means a production website or mobile site owned or operated by Customer and/or its agent; "Documentation" means the technical documentation made available by CrowdStreet to Customer that describes the operation and functionality of the Subscription Services; "Proposal" means the documents used for placing orders for Services hereunder, which are mutually executed by the Parties, including attached schedules and other addenda thereto, and constitute a binding commitment to purchase the Subscription Services ordered therein; "Products" mean the posting platform, transaction center, investor room, and management portal which make up the Sponsor Direct Subscription Services; "Professional Services" means professional software engineering, consulting, and other professional services related to the deployment and use of the Subscription Services; "Services" means Subscription Services and Professional Services; "Subscription Services" means those Products hosted and made available by CrowdStreet on a software-as-a-service basis and ordered by Customer under a Proposal, as further described in the Proposal; "User" means each unique, individual user authorized by Customer to interact with the Subscription Services or for whom an electronic record has been established by the Subscription Services; "User Data" means personally identifiable electronic data submitted by a User through the use of the Subscription Services or provided by Customer in connection with any Customer use of Subscription Services.

2.

SUBSCRIPTION SERVICES.

2.1 Purchase and Counting Products. Subscription Services are purchased as subscriptions with capacity for the number of Products specified in the Proposal. (Subscription Services may be used within one or more production, internal testing and development websites or mobile applications owned or operated by Customer and/or its agent.) A Product is counted during a Subscription Term (a) when the Product is initially configured and launched for use from Customer's Website, or (b) a User has interacted with the Product from the Customer's Website.

2.2 Provisioning and License. CrowdStreet will make Subscription Services available for Customer's access and use pursuant to this Agreement and the relevant Proposal(s) during the Subscription Term (defined in Section 6.2 below and specified in each Proposal). CrowdStreet, via its third party hosting provider as needed, will set-up and host the Subscription Services, and obtain and maintain the infrastructure necessary to permit Customer, Users, and/or Customer Websites to access (via their respective Internet connections) the Subscription Services in accordance with this Agreement. Subject to the terms and conditions of this Agreement, CrowdStreet hereby grants to Customer a limited, worldwide, non-exclusive, non-transferable license to access, use, perform and display the Subscription Services during the Subscription Term for the number of Products on the number of subscribed Customer Websites, and to allow the subscribed number of Users and Customer Websites to access and use, during the Subscription Term, applicable user-interface portions of the Subscription Services for Customer's business purposes related to managing the Products and/or access to log in to Customer Websites. The foregoing license extends to one or more production or non-production (i.e., internal testing and development) environments and mobile applications that are owned or operated by Customer and/or its agent(s) on behalf of Customer. CrowdStreet also will make available to Customer, for its use, Documentation. (Customer may make a reasonable number of copies of Documentation solely in connection with its use of the Subscription Services.)

2.3 Administrative Rights. Subscription Services include a restricted-access administrative interface to allow Customer-designated employees or independent contractors ("Administrative Users") to access the configuration and settings components so they can manage, configure and monitor the Subscriptions Services for Customer's benefit. CrowdStreet will provide each Administrative User designated by Customer with access to and use of the administrative interface.

2.4 Support. During the Subscription Term and subject to Customer meeting its obligations under this Agreement, CrowdStreet shall provide support to Customer as described in Section 3.1 and Exhibit A, below, and Customer shall be exclusively responsible for providing all support to Customer's Users. CrowdStreet shall manage and install all upgrades to the Subscription Services and timely inform Customer of such upgrades.

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2.5 Roles and Safe Harbor Certification. In connection with any Customer use of Subscription Services, Customer may elect to store certain User Data within those services' hosting infrastructure. In this context, the Parties acknowledge Customer's role as the data controller and CrowdStreet's role as a data processor. Accordingly, CrowdStreet shall host and access such User Data only in accordance with Customer instructions. CrowdStreet will not modify User Data or disclose it, except if compelled by law or as expressly instructed in writing by Customer.

2.6 Data Security. CrowdStreet and its hosting provider shall use and maintain appropriate administrative, physical, and technical measures designed to protect any and all CrowdStreet-hosted User Data against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access. These security measures shall include: (a) user identification and access controls designed to limit access to User Data to Administrative Users and CrowdStreet staff who need access to provide the Services; (b) industry standard firewalls for all data entering internal data network from any external source; (c) industry standard virus protection programs and techniques to prevent harmful software code from affecting the Services or User Data; and (d) industry standard encryption techniques to protect data in transit. All CrowdStreet-hosted User Data shall be maintained in fully audited and ISO 27001, SSAE 16 (formerly SAS 70 Type II), and SOC 2 compliant datacenters.

3.

USE OF THE SERVICES.

3.1 CrowdStreet Responsibilities. CrowdStreet will: (a) provide the Subscription Services in accordance with the service availability levels set forth in Exhibit A; (b) provide technical support 24 hours a day, 365 days a year via a trouble ticket system in accordance with the support services levels and processes set forth in Exhibit A; (c) provide support regarding Customer's operation and use of the Subscription Services via phone, online services or email, as made available by CrowdStreet, from 9:00 a.m. to 6:00 p.m. U.S. Pacific Time, Monday through Friday (excluding U.S. national holidays recognized by CrowdStreet); and (d) provide the Services in accordance with applicable laws and government regulations and subject to applicable Third Party Providers' then-current platform policies, terms of service, and privacy policies.

3.2 Customer Responsibilities. Customer shall (a) establish and enforce terms of use and privacy policies for Users that authorize use of Subscription Services as permitted under this Agreement, (b) be responsible for ensuring the security and confidentiality of Administrative User access passwords, be solely liable for any damages resulting from Customer's failure to maintain such security and confidentiality, and notify CrowdStreet promptly of any unauthorized access or use, and (c) use the Services only in accordance with all applicable laws and government regulations.

3.3 Restrictions. Customer shall not (a) sell, rent or lease the Subscription Services, (b) reverse engineer or otherwise attempt to discover the source code of or trade secrets embodied in the Subscription Services or any portion thereof; (c) distribute, transfer, grant sublicenses, or otherwise make available the Subscription Services (or any portion thereof) to third parties other than Users; (d) embed or incorporate in any manner the Subscription Services (or any element thereof) into applications of Customer or third parties other than subscribed Customer Websites; (e) create modifications to or derivative works of the Subscription Services; (f) reproduce the Subscription Services or Documentation; or (g) in any way access, use, or copy any portion of the Subscription Services code (including the logic and/or architecture thereof and any trade secrets included therein) to directly or indirectly develop, promote, distribute, sell or support any product or service that is competitive with the Subscription Services.

4.

PROFESSIONAL SERVICES. CrowdStreet will perform Professional Services and provide the deliverables ("Deliverables") as described in any mutually executed Proposal. Customer will provide, in a timely manner, all assistance reasonably requested by CrowdStreet in connection with the scoping and delivery of Professional Services. The Parties may change a Proposal only by a written Change Order or Amendment to a Proposal signed by the Parties.

5.

FEES AND PAYMENT. Subject to the terms and conditions below, all fees for the Services ("Fees") will be set forth in the applicable Proposal. Fees are based on Services purchased, not actual usage. Payment obligations are non-cancellable and Fees are non-refundable. (Unless otherwise set forth in a Proposal, each Party is responsible for its own expenses under this Agreement.) All properly invoiced amounts are due and payable in United States currency according to the payment terms agreed to by the as specified in the Proposal. Payments will be sent to the address included on the invoice. Customer will pay applicable, invoiced taxes (excluding those based on CrowdStreet's net income, property, and employees) unless Customer provides CrowdStreet with a valid taxation exemption certificate from the relevant taxing authority.

6.

TERM AND TERMINATION.

6.1 Agreement Term. This Agreement shall continue in effect until terminated as set forth herein.

6.2 Subscription Term. The term of each subscription will commence on the subscription start date stated in the applicable Proposal and will continue for the period stated on the Proposal, subject to any adjustment and/or renewal as described herein (collectively, the "Subscription Term"). Additional Products and Customer Website capacity may be added during the applicable Subscription Term at the pricing stated in an additional Proposal. Any such capacity added will be coterminous with the Subscription Term unless otherwise specified in the Proposal. Each subscription will automatically renew for the same period of time as the initial Subscription Term unless either Party notifies the other at least thirty (30) days prior to the commencement of the renewal term that it does not want the Subscription Term to renew.

6.3 Termination. This Agreement and/or any Proposal, if applicable, may be terminated (a) by either Party if the other Party

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breaches this Agreement and does not cure the breach within thirty (30) days after receiving written notice thereof from the non-breaching Party (except that such cure period shall be five (5) days for breaches of Sections 3.3 or 10), (b) by CrowdStreet as set forth in Section 10, or (c) by either Party upon written notice if the other Party becomes the subject of a petition for bankruptcy or any other proceeding relating to insolvency, receivership, liquidation or assignment for the benefit of creditors.

6.4 Effect of Termination. Upon any termination of this Agreement or an Proposal, without prejudice to any other rights or remedies which the Parties may have, (a) all rights licensed and obligations required thereunder shall immediately cease; provided that Subsection 3.3 and Sections 5, 6, 7, 8, 9, 10, 11, and 17 shall survive termination, (b) Customer will promptly delete and destroy all copies of the Documentation in its possession or control, (c) Customer shall pay to CrowdStreet any outstanding Fees that have accrued under the Agreement and/or Proposal prior to the date of termination.

6.5 Customer Recovery of User Data Following Termination. For a period of 30 days following termination of this Agreement, CrowdStreet will make User Data available to Customer in JavaScript Object Notation format for Customer's download via a RESTful API or in a comma-separated value (CSV) format. Following such 30-day period, unless the Parties agree otherwise in writing, CrowdStreet will destroy the User Data and provide a certificate of such destruction to Customer upon Customer's written request.

7.

PROPRIETARY RIGHTS. As between the Parties hereto, Customer will retain all ownership rights in and to all Customer Confidential Information and all pre-existing Customer intellectual property (collectively "Customer Content"), and User Data. As between the Parties, CrowdStreet will retain all ownership rights in and to the Subscription Services and the Documentation (except to the extent they include Customer Content), and Customer is permitted to use them pursuant to this Agreement. Customer will own the Deliverables paid for in accordance with this Agreement, except for any CrowdStreet intellectual property incorporated into them. CrowdStreet hereby grants to Customer a non-transferable, non-exclusive, world-wide, royalty-free license to use any CrowdStreet intellectual property incorporated into the Deliverables for the purpose of deploying and utilizing the Subscription Services, including such use of the Deliverables by Customer's agents and independent contractors. The Parties acknowledge that the goodwill associated with their respective trademarks or service marks belong exclusively to the owner of the marks. All rights not expressly licensed by CrowdStreet under this Agreement are reserved.

8.

CONFIDENTIALITY. "Confidential Information" means, with respect to a Party (the "Disclosing Party"), information that pertains to such Party's business, including, without limitation, technical, marketing, financial, pricing and other information. Confidential Information will be designated and/or marked as confidential when disclosed, provided that any information that the Party receiving such information (the "Receiving Party") knew or reasonably should have known under the circumstances, was considered confidential or proprietary by the Disclosing Party, shall be considered the Disclosing Party's Confidential Information even if not designated or marked as such. User Data shall be considered Customer's Confidential Information. The Receiving Party shall preserve the confidentiality of the Disclosing Party's Confidential Information and treat such Confidential Information with at least the same degree of care that Receiving Party uses to protect its own Confidential Information, but not less than a reasonable standard of care. The Receiving Party shall use Disclosing Party's Confidential Information only to exercise rights and perform obligations under this Agreement and shall disclose it only to those employees and contractors of the Receiving Party with a need to know such information. The Receiving Party shall not be liable to the Disclosing Party for the release of Confidential Information if such information: (a) was known to the Receiving Party on or before Effective Date without restriction as to use or disclosure; (b) is released into the public domain through no fault of the Receiving Party; (c) was independently developed solely by the employees of the Receiving Party who have not had access to Confidential Information; or (d) is divulged pursuant to any legal proceeding or otherwise required by law, provided that, to the extent legally permissible, the Receiving Party will notify the Disclosing Party promptly of such required disclosure and reasonably assists the Disclosing Party in efforts to limit such required disclosure.

9.

WARRANTIES AND DISCLAIMERS. Each Party warrants that it has validly entered into this Agreement and has the legal power to do so. CrowdStreet warrants that (a) the Subscription Services as provided and when used in accordance with the Documentation, will perform in all material respects as specified in such Documentation during the Subscription Term, and (b) CrowdStreet will not knowingly introduce any viruses, worms, time bombs, Trojan horses, or other harmful code designed to permit unauthorized access of the Subscription Services or Customer's computer systems (collectively referred to as "Viruses"). In the event of any breach of the warranties in subsections (a) and (b) above, CrowdStreet will, as its sole liability and Customer's sole remedy, diligently remedy any deficiencies that cause the Services to not conform to the foregoing warranty promptly after its receipt of written notice from Customer. CrowdStreet will not be liable to the extent that any breach of the foregoing warranties are caused by (1) third-party components not provided by CrowdStreet, including their use in combination with the Subscription Services; (2) unauthorized use or use of the Subscription Services other than in accordance with the Documentation; or (3) Viruses introduced by Customer, its agents, or Users (collectively, "Exclusions"). EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ALL IMPLIED WAARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW.

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10.

INDEMNIFICATION. CrowdStreet shall defend any action against Customer brought by a third party to the extent the action is based upon a claim that the Subscription Services infringe any United States copyright, trademark, or patent or misappropriate any trade secret rights. CrowdStreet shall pay those costs and damages finally awarded against Customer in any such action that are specifically attributable to such claim, or those costs and damages agreed to in a monetary settlement of such action for such a claim. Customer shall defend any third party action brought against CrowdStreet to the extent the action is based upon a claim that User Data, or Customer's use of the Services in breach of this Agreement, infringes or misappropriates the intellectual property rights of a third party or violates applicable law. Customer shall pay those costs and damages finally awarded against CrowdStreet in any such action that are specifically attributable to such claim or those costs and damages agreed to in a monetary settlement of such action for such a claim. The foregoing obligations are conditioned on the indemnified Party notifying the indemnifying Party promptly in writing of such action, the indemnified Party giving the indemnifying Party sole control of the defence thereof and any related settlement negotiations, and the indemnified Party cooperating and, at the indemnifying Party's reasonable request and expense, assisting in such defence. If the Subscription Services (or any component thereof) become, or in CrowdStreet's opinion is likely to become, the subject of an infringement claim, CrowdStreet may, at its option and expense, either (i) procure for Customer the right to continue exercising the rights granted to Customer in this Agreement, or (ii) replace or modify the Services so that it becomes non-infringing and remains functionally equivalent. If neither of the foregoing options are, in CrowdStreet's reasonable opinion, commercially reasonable, CrowdStreet may terminate this Agreement and will refund to Customer a pro-rata portion of any applicable prepaid Fees. Notwithstanding the foregoing, CrowdStreet will have no obligation under this Section 11 or otherwise with respect to any infringement claim based upon any Exclusion. This Section 11 states CrowdStreet's entire liability, and Customer's sole and exclusive remedy, for infringement claims and actions.

11.

LIMITATION OF LIABILITY. NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, OR ANY LOSS OR REVENUE OR PROFITS (EXLUDING FEES OWED UNDER THE AGREEMENT) PUNITIVE DAMAGES HOWEVER CAUSED, WHETHER IN CONTRACT, TORT OR UNDER ANY OTHER THEORY OF LIABILITY, AND WHETHER THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING DISCLAIMER SHALL NOT APPLY TO THE EXTENT PROHIBITED BY APPLICABLE LAW. CROWDSTREET'S AGGREGATE LIABILITY WITH RESPECT TO ANY SINGLE INCIDENT ARISING OUT OF OR RELATED TO THIS AGREEMENT (WHETHER IN CONTRACT OR TORT OR UNDER ANY OTHER THEORY OF LIABILITY) SHALL NOT EXCEED THE AMOUNT PAID BY CUSTOMER HEREUNDER IN THE 12 MONTHS PRECEDING THE INCIDENT, PROVIDED THAT IN NO EVENT SHALL CROWDSTREET'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT (WHETHER IN CONTRACT OR TORT OR UNDER ANY OTHER THEORY OF LIABILITY) EXCEED THREE TIMES THE TOTAL AMOUNT PAID BY CUSTOMER HEREUNDER. THE FOREGOING SHALL NOT LIMIT CUSTOMER'S PAYMENT OBLIGATIONS UNDER SECTION 5 (FEES AND PAYMENT).

12.

MARKETING. Customer grants to CrowdStreet the right to use Customer's name and logo on CrowdStreet's website and in presentations mentioning CrowdStreet customers. CrowdStreet may invite Customer to participate in marketing programs such as press releases, case studies or best practice showcases, provided that CrowdStreet will provide Customer with prior written notice and the opportunity to contribute, review and approve any such marketing, sales and/or public relations materials prior to use. Customer shall be deemed to have approved any such materials if Customer does not object to the materials submitted for approval within five business days of receipt of such notice.

13.

INJUNCTIVE RELIEF. The Parties acknowledge that the Subscription Services and each Party's Confidential Information are each unique property, and the unauthorized use thereof will cause the injured Party irreparable harm that may not be adequately compensated by monetary damages. Accordingly, the Parties agree that the injured Party will, in addition to other remedies available to it at law or in equity, be entitled to seek injunctive relief to enforce the terms of this Agreement, including to prevent any actual or threatened unauthorized use of each Party's Confidential Information, the Subscription Services, or any information or data contained therein.

14.

STATISTICAL INFORMATION. CrowdStreet may compile, use, and publicly disclose anonymized, statistical information related to the use and performance of its Subscription Services by its customers, provided that such information does not include any User Data, personally identifiable information, or Confidential Information, or identify any Customer or User.

15.

FORCE MAJEURE. Neither Party will be responsible for failure or delay of performance if cause by reason of an act of war, hostility, or sabotage; act of God; electrical, Internet, or telecommunication outage that is not caused by the obligated Party; governmental restrictions; or other event outside the reasonable control of the obligated Party. Both Parties will use reasonable efforts to mitigate the effect of a force majeure event and the obligations and rights of the Party so excused will be extended on a day-to-day basis for the period of time equal to that of the underlying cause of the delay. This Section does not excuse either Party's obligation to take reasonable steps to follow its normal disaster recovery procedures or Customer's obligation to pay for the Services.

16.

COMPLETE AGREEMENT. This Agreement incorporates herein by reference each Proposal and any schedules, exhibits, amendments, or change orders thereto. This Agreement constitutes the complete agreement between the Parties and supersedes all

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prior and contemporaneous agreements, proposals or representations, whether oral or written, concerning its subject matter. No modification, amendment, or waiver of any provision of this Agreement shall be effective unless it specifically refers to this Agreement, is in writing, and is signed by the Parties. In the event of any inconsistency between a Proposal and other parts of this Agreement, the terms of a Proposal shall be controlling. The terms on any purchase order or similar document submitted by Customer to CrowdStreet (other than the Proposal) will have no effect on this Agreement and are hereby rejected.

17.

MISCELLANEOUS. The Parties are independent contractors. This Agreement does not create a partnership, franchise, joint venture, agency, fiduciary, or employment relationship between the Parties. There are no third party beneficiaries to this Agreement. No failure or delay by either Party in exercising any right under this Agreement shall constitute a waiver of that right. The terms of this Agreement shall be binding on the Parties, and all successors to the foregoing. Neither Party will assign, transfer or delegate its rights or obligations under this Agreement (in whole or in part) without the other Party's prior written consent except pursuant to a transfer of all or substantially all of such Party's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted assignment, transfer or delegation in violation of the foregoing shall be null and void. This Agreement shall be governed by an interpreted in accordance with the laws of the State of Oregon, U.S.A. without regard to Oregon's conflict of laws rules. The exclusive venue and jurisdiction for any claim or lawsuit arising from or related to this Agreement shall be the appropriate state or federal court located in the county in which the defendant Party has its principal place of business. The prevailing Party shall be entitled to recover reasonable attorney's fees and other costs from the other Party in addition to any other relief to which the prevailing Party may be entitled. The United Nations Convention on Contracts for the International Sale of Goods will not apply to the interpretation or enforcement of this Agreement. If any provision of this Agreement is held to be null, void or otherwise ineffective or invalid by a court of competent jurisdiction, (a) such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law, and (b) the remaining terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect. All notices, consents and approvals under this Agreement must be delivered in writing by courier, by facsimile, or by certified or registered mail, (postage prepaid and return receipt requested) to the other Party at the address set forth on at the beginning of this Agreement and are deemed delivered when received. This Agreement may be executed in counterparts.

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to execute this Agreement as of the date written below.

CUSTOMER:   Guerrilla Development

CROWDSTREET, INC.

By:       /s/Kevin Cavenaugh

By:      /s/Joe C. Steen

Name:   Kevin Cavenaugh

Name:   Joe C. Steen

Title:   Manager

Title:   CEO

Date:   12/29/15

Date:  12/30/15

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